U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                              Commission File Number:  000-22235
                                                                       ---------

                          NOTIFICATION OF LATE FILING


(Check One): [    ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 2003
                  ---------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

                      Video Network Communications, Inc.
                      ----------------------------------
                            Full Name of Registrant



                      ----------------------------------
                           Former name if applicable

                            50 International Drive
                            ----------------------
              Address of principal executive office (Street and
                                   number)


                       Portsmouth, New Hampshire, 03801
                       --------------------------------
                           City, State and Zip Code


                                    PART II
                            RULE 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X}     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X}     (b) The subject annual report, semi-annual report, transition report on Form 10-K or portion thereof will [X] ( be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the ( fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Registrant was unable to timely complete its Quarterly Report on Form 10-Q without unreasonable effort and expense. Specifically, the Registrant was unable to complete its review of its financial statements for the quarter ended March 31, 2003 with its independent accounting firm in time to complete its Quarterly Report on Form 10-Q. The Registrant anticipates completing its analysis of these financial statements soon and will file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.



                                    PART IV
                               OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Carl Muscari, Chief Executive Officer      603                     334-6700
--------------------------------------------------------------------------------
(Name)                                   (Area Code)          (Telephone Number)



(2) Have all other periodic reports
required under section 13 or 15(d) of
the Securities Exchange Act of 1934 or
section 30 of the Investment Company Act
of 1940 during the preceding 12 months
or for such shorter period that
the registrant was required to file
such report(s) been filed? If the answer
is no, identify report(s).                                [X] Yes  [ ] No



(3) Is it anticipated that any
significant change in results of
operations from the corresponding period
for the last fiscal year will be
reflected by the earnings
statements to be included in the subject
report or portion thereof?                                [X] Yes  [ ] No

If so: attach an explanation of the
anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant anticipates reporting revenues of approximately $586,000 for the quarter ended March 31, 2003, compared to revenues of $367,000 for the quarter ended March 31, 2002; operating expenses of $2,233,000 for the quarter ended March 31, 2003, compared to operating expenses of $1,902,000 for the quarter ended March 31, 2002; and a net loss of $2,256,000 for the quarter ended March 31, 2003, compared to a net loss of $2,559,000 for the quarter ended March 31, 2002.

A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.

                      Video Network Communications, Inc.

        has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    May 15 , 2003                              By:  /s/ Carl Muscari
         -------------                                   -----------------------
                                                         Chief Executive Officer